                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              I-Sector Corporation
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45031W 10 7
                    ----------------------------------------
                                 (CUSIP Number)

                          PEAK6 Capital Management, LLC
                        209 S. LaSalle Street, Suite 200
                             Chicago, Illinois 60604
 ------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 1, 2000
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisitions which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The Remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed t be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

_______________________________________________________________________________

CUSIP No.  45031W 10 7             SCHEDULE 13D                    Page 2 of 15
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Jennifer J. Makowiec
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*

           WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(E)                                 [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION

           United States citizen
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       205,300 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       205,300 shares
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          205,300 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                        [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                5.1%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
                IN
_____________________________________________________________________________

_______________________________________________________________________________

CUSIP No.  45031W 10 7             SCHEDULE 13D                    Page 3 of 15
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Matthew N. Hulsizer
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*

           WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(E)                                 [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION

           United States citizen
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       205,300 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       205,300 shares
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          205,300 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                        [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                5.1%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
                IN
_____________________________________________________________________________

_______________________________________________________________________________

CUSIP No.  45031W 10 7             SCHEDULE 13D                    Page 4 of 15
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                PEAK6 Capital Management, LLC
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*

           WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(E)                                 [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION

           Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       205,300 shares
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       205,300 shares
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          205,300 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                        [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                5.1%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
                BD
_____________________________________________________________________________

_______________________________________________________________________________

CUSIP No.  45031W 10 7             SCHEDULE 13D                    Page 5 of 15
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                PEAK6 Investments, L.P.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
           WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(E)                                 [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION

           Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       205,300 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       205,300 shares
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          205,300 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                        [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                5.1%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
          PN
_____________________________________________________________________________

_______________________________________________________________________________

CUSIP No.  45031W 10 7             SCHEDULE 13D                    Page 6 of 15
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                PEAK6, LLC
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*

           WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(E)                                 [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION

           Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       205,300 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       205,300 shares
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          205,300 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                        [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.1%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
          OO
_____________________________________________________________________________

                                  SCHEDULE 13-D
                              I-Sector Corporation
                Filed by PEAK6 Capital Management, LLC ("PEAK6"),
               PEAK6 Investments, L.P. ("LP"), PEAK6, LLC ("LLC"),
     Jennifer J. Makowiec ("Makowiec"), and Matthew N. Hulsizer ("Hulsizer")


Item 1.           Security and Issuer:

                  I-Sector Corporation
                  6401 Southwest Freeway
                  Houston, Texas 77074

                  Common Stock

Items 2-6 Inclusive for PEAK6:

Item 2.           Identity and Background:

                  (a) PEAK6 Capital Management, LLC, a Delaware limited liability company

                  (b)   Address of Principal Business:
                        209 S. LaSalle Street, Suite 200
                        Chicago, Illinois 60604

                  (c) Principal Business: Investment and technology solutions provider. The address of PEAK6's principal business and its principal office is the address given in Item 2(b) above.

                  (d)   PEAK6 has not been involved in any criminal proceedings.

                  (e) PEAK6 has never been a party to any civil judicial or administrative proceeding in which there has been any finding of any violation of any federal or state securities laws.

Item 3.           Source and Amount of Funds or Other Considerations:

                  All acquisitions of the common stock of the Issuer were acquired by PEAK6 using working capital funds.

Item 4.           Purpose of Transaction:

                  Investment purposes. PEAK6 does have an intent to acquire additional securities of the Issuer if such additional securities become available at a price PEAK6 considers reasonable.

Item 5.           Interest in Securities of the Issuer.

                  (a) PEAK6 owns 205,300 shares of Issuer directly, which is 5.1% of the outstanding common stock of Issuer.

                           (b) PEAK6 has sole voting power and sole dispositive
                               power with respect to such 205,300 shares of common stock of Issuer.

                           (c) In the past sixty days, PEAK6 has made the
                               following open market transactions in the Issuer's stock, all effectuated in their own account located in Chicago, Illinois:

                           Purchases
                           DATE - 2000              # OF SHARES      SHARE PRICE
                           -----------              -----------      -----------

                           September 30, 2000       10,000             $1.65
                           October 7, 2000           7,000             $1.65
                           October 7, 2000           1,000             $1.69
                           October 13, 2000          13,000            $1.25
                           October 14, 2000          23,800            $1.13
                           October 14, 2000          1,200             $1.25
                           October 14, 2000          15,000            $1.31
                           October 16, 2000          1,000             $1.00
                           November 28, 2000         1,600             $0.8125
                           November 28, 2000         2,000             $0.875
                           December 1, 2000          4,000             $0.8125
                           December 5, 2000          2,100             $0.875


                           (d) PEAK6 is a Delaware limited liability company. The managing member of PEAK6 is the LP. The general partner of the LP is the LLC. The two (2) managing members of the LLC are Makowiec and Hulsizer. PEAK6, the LP, the LLC, Makowiec (as a managing member of the LLC) and Hulsizer (as a managing member of the LLC) have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the shares of Issuer common stock owned by PEAK6.

                           (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                           None.

Items 2-6 Inclusive for the LP.

Item 2.                    Identity and Background:

                           (a) PEAK6 Investments, L.P., a Delaware limited partnership.

                           (b)      Address of Principal Business:
                                    209 S. LaSalle Street, Suite 200
                                    Chicago, Illinois 60604

                           (c)      Principal Business: Investment and
                                    technology solutions provider.

                           (d) The LP has not been involved in any criminal proceedings.

                           (e) The LP has never been a party to any civil judicial or administrative proceeding in which there has been any finding of any violation of any federal or state securities laws.

Item 3.                    Source and Amount of Funds or Other Considerations.

                           The LP indirectly owns the 205,300 shares of Issuer owned by PEAK6 by virtue of directly owning 100.00% of the membership interests of PEAK6 and being the managing member of PEAK6. See PEAK6's response to
                           Item 3 herein.

Item 4.                    Purpose of Transaction.

                           The LP acquired its shares of common stock of Issuer for the same purposes as PEAK6. See PEAK6's response to Item 4 herein.

Item 5.                    Interest in Securities of the Issuer.

                           (a)      By virtue of owning 100.00% of the
                                    outstanding membership interests of PEAK6, the LP beneficially owns the 205,300 shares of common stock of Issuer owned by PEAK6, which is 5.1% of the outstanding shares of Issuer.

                           (b)      By virtue of owning 100.00% of the
                                    outstanding membership interests of PEAK6, the LP has shared voting power and shared dispositive power with respect to the 205,300 shares of common stock of Issuer owned by PEAK6.

                           (c)      See PEAK6's response to Item 5(c) herein.

                           (d) The LP is controlled by its general partner, the LLC, of which Makowiec and Hulsizer are the managing members. Makowiec and Hulsizer are the only two persons known to have the right to receive, or the power to direct, the receipt of dividends from, or the proceeds from the sale of, the shares of Issuer owned by PEAK6.

                           (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                           None.

Items 2-6 Inclusive for the LLC.

Item 2.                    Identity and Background:

                           (a) PEAK6, LLC, a Delaware limited liability company.

                           (b)      Address of Principal Business:
                                    209 S. LaSalle Street, Suite 200
                                    Chicago, Illinois 60604

                           (c)      Principal Business: Investment and
                                    technology solutions provider.


                           (d) The LLC has not been involved in any criminal proceedings.

                           (e) The LLC has never been a party to any civil judicial or administrative proceeding in which there has been any finding of any violation of any federal or state securities laws.

Item 3.                    Source and Amount of Funds or Other Considerations.

                           The LLC indirectly owns the 205,300 shares of Issuer owned by PEAK6 by virtue of directly owning 82% of the LP and being the general partner of the LP. See PEAK6's response to Item 3 herein.

Item 4.                    Purpose of Transaction.

                           The LLC acquired its shares of common stock of Issuer for the same purposes as PEAK6. See PEAK6's response to Item 4 herein.

Item 5.                    Interest in Securities of the Issuer.

                           (a) By virtue of owning 82% of the LP, and all votes of the LP, the LLC beneficially controls the 205,300 shares of common stock of Issuer owned by PEAK6, which is 5.1% of the outstanding shares of Issuer.

                           (b) By virtue of owning 82% of the LP, the LLC has shared voting power and shared dispositive power with respect to the 205,300 shares of common stock of Issuer owned by PEAK6.

                           (c)      See PEAK6's response to Item 5(c) herein.

                           (d) The LLC is controlled by its managing members, namely Makowiec and Hulsizer. Makowiec and Hulsizer are the only two persons known to have the right to receive, or the power to direct, the receipt of dividends from, or the proceeds from the sale of, the shares of Issuer owned by PEAK6.

                           (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Items 2-6 Inclusive for Makowiec.

Item 2.                    (a)      Jennifer J. Makowiec.

                           (b)      Principal Business Address:
                                    209 S. LaSalle Street, Suite 200
                                    Chicago, Illinois 60604

                           (c)      Principal Business: Managing member of the
                                    LLC.

                           (d) Makowiec has not been involved in any criminal proceedings.

                           (e) Makowiec has never been a party to any civil judicial or administrative proceeding in which there has been any finding of any violation of any federal or state securities laws.

                           (f)      Citizen of United States.

Item 3.                    Source and Amount of Other Considerations.

                           Makowiec is a managing member of the LLC. See PEAK6's and LP's responses to Item 3 herein.

Item 4.                    Purpose of Transaction.

                           Makowiec acquired her shares of common stock of Issuer for the same purposes as PEAK6. See response of PEAK6 to Item 4 herein.

Item 5.                    Interest in Securities of the Issuer.

                           (a) By virtue of being a managing member of LLC, Makowiec beneficially controls the 205,300 shares of common stock of Issuer owned by PEAK6. The LLC is the general partner of the LP, which owns 100.00% of the membership interests of PEAK6.

                           (b) By virtue of being a managing member of the LLC, Makowiec has shared voting power and shared dispositive power with respect to the 205,300 shares of common stock of Issuer owned by PEAK6.

                           (c)      See PEAK6's response to Item 5(c) herein.

                           (d) Makowiec shares control of the LLC with Hulsizer. Makowiec and Hulsizer are the only two persons known to the have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Issuer owned by PEAK6.

                           (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                           None.

Items 2-6 Inclusive for Hulsizer.

Item 2.                    Identity and Background:

                           (a)      Matthew N. Hulsizer

                           (b)      Principal Business Address:
                                    209 LaSalle St., Suite 200
                                    Chicago, Illinois  60604

                           (c)      Managing Member of the LLC.

                           (d) Hulsizer has not been involved in any criminal proceedings.

                           (e) Hulsizer has never been a party to any civil judicial or administrative proceeding in which there has been any finding of any violation of any federal or state securities laws.

                           (f)      United States Citizen.

Item 3.                    Sources and Amount of Funds or Other Consideration.

                           Hulsizer is a managing member of the LLC. See responses of PEAK6 to Item 3 herein.

Item 4.                    Purpose of the Transaction.


                           Hulsizer acquired the shares of common stock of Issuer for the same purposes as PEAK6. See response of PEAK6 to Item 4 herein.

Item 5.                    Interest in Securities of the Issuer.

                           (a) By virtue of being a managing member of the LLC, Hulsizer beneficially controls the 205,300 shares of common stock of Issuer owned by PEAK6. The LLC is the general partner of the LP, which owns 100.00% of PEAK6.

                           (b) By virtue of being a managing member of the LLC, Hulsizer has shared voting power and shared dispositive power with respect to the 205,300 shares of common stock of Issuer owned by PEAK6.

                           (c)      See PEAK6's response to Item 5(c) herein.

                           (d) Hulsizer shares control of the LLC with Makowiec. Makowiec and Hulsizer are the only two persons known to the have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Issuer owned by PEAK6.

                           (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                           None.



                  A joint filing statement is filed as an exhibit to this
Schedule 13D.

Signatures.

         After reasonable inquiry and to the best of our knowledge and belief, and undersigned certify that the information set forth in this statement is true.

December 6, 2000

                                         PEAK6 CAPITAL MANAGEMENT, LLC


                                         By: PEAK6 Investments, L.P., its
                                             managing member

                                         By: PEAK6, LLC, its general partner

                                         By:   /s/Jennifer Makowiec
                                            -------------------------------
                                                  Jennifer J. Makowiec
                                                  Managing Member

                                         By:  /s/Matthew N. Hulsizer
                                            --------------------------------
                                                  Matthew N. Hulsizer
                                                  Managing Member

                                         PEAK6 INVESTMENTS, L.P.

                                         By: PEAK6, LLC, its general partner

                                         By:  /s/Jennifer J. Makowiec
                                            -------------------------------
                                                  Jennifer J. Makowiec
                                                  Managing Member

                                         By:  /s/Matthew N. Hulsizer
                                            --------------------------------
                                                  Matthew N. Hulsizer
                                                  Managing Member


                                         PEAK6, LLC

                                         By:  /s/Jennifer J. Makowiec
                                            -------------------------------
                                                  Jennifer J. Makowiec
                                                  Managing Member

                                         By:  /s/Matthew N. Hulsizer
                                            --------------------------------
                                                  Matthew N. Hulsizer
                                                  Managing Member


                                         /s/Jennifer J. Makowiec
                                         -----------------------------------
                                         Jennifer J. Makowiec


                                         /s/Matthew N. Hulsizer
                                         -----------------------------------
                                         Matthew N. Hulsizer

                             EXHIBIT TO SCHEDULE 13D
                           DATED DECEMBER 1, 2000, OF
                    JENNIFER J. MAKOWIEC, MATTHEW N. HULSIZER
                    PEAK6, LLC, PEAK6 CAPITAL MANAGEMENT, LLC
                           AND PEAK6 INVESTMENTS, L.P.

                             JOINT FILING AGREEMENT

         PEAK6 Capital Management, LLC ("PEAK6"), PEAK6 Investments, L.P. ("LP"), PEAK6, LLC ("LLC"), Jennifer J. Makowiec ("Makowiec"), and Matthew N. Hulsizer ("Hulsizer") hereby agree that the Schedule 13D to which this statement is attached is filed on behalf of PEAK6, the LP, the LLC, Makowiec, and Hulsizer, and that any amendments to this Schedule 13D may be filed on behalf of PEAK6, the LP, the LLC, Makowiec and Hulsizer.

                                    PEAK6 CAPITAL MANAGEMENT, LLC

                                    By: PEAK6 INVESTMENTS, L.P.,
                                        its managing member

                                    By: PEAK6, LLC, its general partner

                                    By:   /s/Jennifer J. Makowiec
                                       -------------------------------
                                             Jennifer J. Makowiec
                                             Managing Member

                                    By:  /s/Matthew N. Hulsizer
                                       --------------------------------
                                             Matthew N. Hulsizer
                                             Managing Member

                                    PEAK6 INVESTMENTS, L.P.

                                    By: PEAK6, LLC, its general partner

                                    By:  /s/Jennifer J. Makowiec
                                       -------------------------------
                                             Jennifer J. Makowiec
                                             Managing Member

                                    By:  /s/Matthew N. Hulsizer
                                       --------------------------------
                                             Matthew N. Hulsizer
                                             Managing Member

                                    PEAK6, LLC

                                    By:  /s/Jennifer J. Makowiec
                                       -------------------------------
                                             Jennifer J. Makowiec
                                             Managing Member

                                    By:  /s/Matthew N. Hulsizer
                                       --------------------------------
                                             Matthew N. Hulsizer
                                             Managing Member

                                    /s/Jennifer J. Makowiec
                                    -----------------------------------
                                    Jennifer J. Makowiec

                                    /s/Matthew N. Hulsizer
                                    -----------------------------------
                                    Matthew N. Hulsizer



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